THE CW NETWORK, LLC- 4KIDS ENTERTAINMENT, INC.

SATURDAY MORNING PROGRAMMING BLOCK

TERM SHEET

This term sheet (“Term Sheet”) will confirm the material terms of the agreement entered into as of September 26, 2007, between 4Kids Entertainment, Inc., 1414 Avenue of the Americas, New York, NY 10019 (“Company”) and The CW Network, LLC, 3300 West Olive Ave., Burbank, CA 91505 (“The CW”) with respect to the children’s programming block (the “Block”) broadcast on the CW network.

Other terms and conditions may be contained in a long form agreement consistent with the terms of this Term Sheet and containing those customary provisions contained in a more formal agreement of this type. Unless and until such time, this Term Sheet, when countersigned by Company and The CW below, will be binding on both parties.

1.	Grant of Rights

a.         Grant of Rights. Subject to the terms and conditions hereof, The CW hereby grants to Company the exclusive right to provide and supply The CW with all television series and specials, promotional announcements, interstitial programs, additional programming elements, commercial advertisements, and any other audiovisual elements (collectively, “Content”) that are broadcast in the Block during the Term (as defined below). Subject to the terms and conditions hereof, the Content will be made available and all necessary ancillary rights will be granted to The CW for broadcasting, that is, transmission by its affiliates over broadcast television facilities, retransmission by multi-channel video programming distributors, and dissemination as a part of The CW Plus stations and cable channels. Company may not "sub-lease" the Block in whole or in part to any third parties without The CW’s prior written approval.

b.         Exhibition Rights. Company grants to The CW all rights necessary to telecast, transmit and exhibit in the United States, its territories and possessions, including English-speaking Puerto Rico (collectively “Territory”), all Content which Company provides for inclusion in the Block (including without limitation, national advertisements and promotional content).

2.	Term

a.         Initial Term. The initial term will be five (5) years beginning on the first Saturday of The CW’s 2008/2009 Broadcast Year (as defined below) and ending with the last Saturday of The CW’s 2012/2013 Broadcast Year. "Broadcast Year" means the period which starts in September with the commencement, as designated by The CW, of The CW's television season (not including previews, “sneak peeks,” early premieres, etc.) and continues for fifty-two (52) weeks until the commencement, as designated by The CW, of the following television season in the following September.

b.         Extension Options. The CW and Company will each have an option, subject to the approval of the other party, to extend the initial term for two Broadcast Years beginning on the first Saturday of The CW’s 2013/2014 Broadcast Year and ending with the last Saturday of The CW’s 2014/2015 Broadcast Year. The party that elects to exercise the option will deliver written notice of such exercise to the other on or before January 15, 2012, but in no event before September 15, 2011. The other party shall indicate its approval or disapproval within ten (10) business days of receipt of the notice of exercise from the electing party. If either party elects to exercise the foregoing option and the other party approves, the initial term shall be extended for The CW’s 2013/2014 Broadcast Year and ending with the last Saturday of The CW’s 2014/2015 Broadcast Year (which two (2) Broadcast Years shall comprise 104 weeks in the aggregate) on the same terms and conditions as are set forth herein with respect to the initial term.

c.         Term. For purposes of this Term Sheet, “Term” shall mean the initial term and the extensions if exercised as provided in Paragraph 2.b. above.

3.	Broadcast Coverage

a.	National Coverage for the Block.

(i) Current National Coverage for the Block: As of the date hereof, the Block is cleared in the designated market areas (“DMAs”) as defined by Nielsen Media Research (“Nielsen”) as set forth in Exhibit A:

(a) Except as provided with respect to the DMAs of Atlanta, Sacramento, Baltimore, Hartford, Raleigh, Birmingham, Norfolk, Memphis, Providence and Burlington, the Block is broadcast in pattern on Saturday mornings between the hours of 7 a.m. through 12 noon.

(b) The Block is telecast in DMAs containing 90% or more of U.S. television households (“U.S. TV Households”).

(ii) National Coverage during the Term: By no later than the March 1 preceding the beginning of any Broadcast Year during the Term, The CW shall provide Company with a revised Exhibit A listing the anticipated clearances for the Block in the DMAs for the upcoming Broadcast Year. By no later than the August 1 preceding the beginning of any Broadcast Year during the Term, The CW shall provide Company with a revised Exhibit A listing any DMAs in which the Block will be broadcast not “In Pattern” (as defined below) together with any revisions to the list of anticipated clearances supplied to Company by The CW as of the previous March 1.

b.	Block Clearance Requirements/Failure to Meet Requirements.

(i) In Pattern, Top Ten DMAs: The Block will be broadcast In Pattern in each of the top ten (10) DMAs (other than Atlanta) for at least thirty-nine (39) weeks during each Broadcast Year.

(a) Failure to Meet The Top Ten DMA Requirement: With regard to any top ten DMA (other than Atlanta) in which the Block is broadcast In Pattern for fewer than thirty-nine (39) weeks, the Block shall be deemed not to have been broadcast at all in that DMA and the Total Guarantee (as defined in Paragraph 5.c. below) applicable to such Broadcast Year will be reduced by an amount equal to the Total Guarantee for such Broadcast Year multiplied by the percentage of U.S. TV Households within such top ten DMA (other than Atlanta) in which the Block has been broadcast In Pattern for fewer than thirty-nine (39) weeks.

(ii) In Pattern, DMAs Containing 82% of U.S. TV Households: The Block will be broadcast In Pattern in DMAs containing no fewer than 82% of U.S. TV Households for at least thirty-nine (39) weeks during each Broadcast Year.

(a) Failure to Meet 82% Requirement: If the Block is not broadcast In Pattern in DMAs containing at least 82% of U.S. TV Households for at least thirty-nine (39) weeks during each Broadcast Year, such In Pattern carriage below 82% will be reflected in the calculation of the “Average Block Clearance” as set forth below.

(iii) Broadcast in Top 25 DMAs: The Block will be broadcast in each of the top twenty-five (25) DMAs for at least thirty-nine (39) weeks during each Broadcast Year.

(a) Failure to Meet Top 25 DMA Broadcast Requirement: With regard to any top twenty-five DMA in which the Block is broadcast for fewer than 39 weeks during a Broadcast Year, the Block shall be deemed not to have been broadcast at all in that DMA for such Broadcast Year and the Total Guarantee for such Broadcast Year will be reduced by amount equal to the Total Guarantee for such Broadcast Year multiplied by the percentage of U.S. TV Households within such top twenty-five (25) DMA in which the Block has been broadcast for fewer than thirty-nine (39) weeks.

(iv) Annual Average Block Clearance: The annual Average Block Clearance will be at least 90% in each Broadcast Year.

(a) Failure to Meet 90% Average Block Clearance: If the annual Average Block Clearance for any Broadcast Year is below 90%, then the applicable Total Guarantee for the applicable Broadcast Year shall be reduced by $50,000 for every one tenth of a percentage point (adjusted pro rata for smaller increments) by which the Block Clearance is below 90%.

(b) If the quarterly Average Block Clearance is below 85% in two (2) consecutive quarters during any Broadcast Year, 4KAS shall have the right exercisable in writing to (i) eliminate the remaining quarterly guarantee installments for such Broadcast Year, and, (ii) to the extent that the split of National Commercial Proceeds is 80%--20% in favor of The CW, revise the split of National Commercial Proceeds to 65%--35% in favor of The CW for such Broadcast Year.

(c) If the quarterly Average Block Clearance is below 80% in any two (2) consecutive quarters during any Broadcast Year, Company shall have the right exercisable in writing to terminate this Term Sheet by delivering a written notice of termination to the CW. Such notice of termination shall be effective as of the end of the then applicable Broadcast Year.

(v) Failure to meet the Block Clearance requirements as set forth in (i) (ii) (iii) and (iv) above (“Block Clearance Requirements”) due to an occasional pre-emption of the broadcast of the Block shall not be deemed to be a violation of the Block Clearance Requirements but shall be taken into account for purposes of calculating the Average Block Clearance.

(vi) In the event that the applicable Total Guarantee is to be reduced as provided herein due to a failure of The CW to meet more than one of the Block Clearance Requirements, the parties agree that the Total Guarantee shall be reduced by the application of the one (1) Total Guarantee reduction formula that results in the greatest reduction of the Total Guarantee but that the Total Guarantee shall not be reduced by the cumulative application of more than one (1) Total Guarantee reduction formula.

For example: If in any Broadcast Year, the Average Block Clearance is 88.5% and the Block has also not been broadcast in the top twenty-five (25) DMA of Portland representing 1.004% of the U.S. TV Households, the Total Guarantee of $15,000,000 for such Broadcast Year shall be reduced by $750,000 giving application to the reduction formula in Paragraph 3.b.(iv) and not by $150,600 after giving effect to the reduction formula in Paragraph 3.b.(iii) above. For the avoidance of doubt, the Total Guarantee shall also not be reduced by the sum of (x) the $750,000 reduction resulting from the application of the reduction formula in Paragraph 3.b.(iv) and (y) $150,600 resulting from the application of the reduction formula in Paragraph 3.b.(iii) above.

c.	Definitions, Procedures.

(i) Block Clearance: The “Block Clearance” is the percentage of U.S. TV Households contained within the DMAs in which the Block is broadcast.

(ii) In Pattern: “In Pattern” means broadcast on Saturday mornings between the hours of 7 a.m. through 12 noon, with adjustments for time zone differences (i.e., broadcasts of the Block on Saturday mornings between the hours of 6 a.m. through 11 a.m. or 8 a.m. through 1 p.m. will be deemed In Pattern). If all or any portion of the Block is not broadcast between 7 a.m. and 12 noon, (with adjustments for time zone differences as provided above), all or such portion of the Block not broadcast between 7 a.m. and 12 noon will be deemed a preemption unless all or that portion of the Block not broadcast between 7 a.m. and 12 noon, (with adjustments for time zone differences as provided above) is made-good between 7:00 a.m. and 6:30 p.m. on either the day of the scheduled broadcast or the following day.

(iii) Calculation of the Average Block Clearance: The average Block Clearance within any DMA for any Broadcast Year shall be calculated as follows: first, the number of hours of preemptions and out-of-pattern broadcasts (as compared with broadcast time period listed on Exhibit A) for the Broadcast Year shall be computed and subtracted from the number of hours that the Block is transmitted by The CW during that Broadcast Year (52 weeks multiplied by 5 hours per week=

260 hours without taking into account such preemptions or out of pattern broadcasts to calculate the Block Clearance hours; second, the Block Clearance hours shall be divided by the number of hours that the Block is transmitted by The CW during that Broadcast Year (i.e., 260 hours) to calculate the Block Clearance percentage for such Broadcast Year; third, the Block Clearance percentage for such Broadcast Year shall be multiplied by the percentage of U.S. TV Households contained within that DMA. Preemptions that are made-good between 7:00 a.m. and 6:30 p.m. on either the day of the scheduled broadcast or the following day will not be considered as preemptions for purposes of the calculation of the Average Block Clearance. If the Block is not telecast in its entirety due to Company’s failure to deliver sufficient Content for the Block, such failure of the Block to be telecast in its entirety shall not be deemed to be a preemption and the number of hours transmitted by The CW hereunder will be deemed to be 260.

For example, if in the DMA of New York, there have been twenty (20) hours of preemptions and out-of-pattern broadcasts for the Broadcast Year out of the two hundred sixty (260) hours that the Block is transmitted by The CW during that Broadcast Year, the Block Clearance percentage is 260 minus 20, or 240 divided by 260 or 92.3%. If New York contains 6.616% of the U.S. TV Households in such Broadcast Year, the Average Block Clearance for New York in such Broadcast Year equals 92.3% multiplied by 6.616% or 6.106%.

The sum of the Average Block Clearances of each DMA within the U.S. where the Block is broadcast during such Broadcast Year will be the Average Block Clearance. Quarterly Average Block Clearance will be calculated based on three (3) month periods beginning with the initial broadcast of the Block within the Broadcast Year.

d.         Block Clearance Report. Within ten (10) business days following the conclusion of each month during the Term, The CW will provide Company with a clearance list setting forth the DMAs in which the Block has been broadcast as well as any Content in the Block that has been time-shifted or day-shifted, or preempted in whole or in part. The Block Clearance report shall also list any “make goods” provided by The CW’s affiliates in response to any such preemptions. In the event that The CW is aware of any upcoming preemptions in any DMA that is part of the Block Clearance prior to the date of such preemptions, The CW shall provide Company with written notice of such upcoming preemptions.

4.	Inventory Split of Commercial and Promotional Time

a.         National and Local Units. For each Broadcast Year during the Term, Company shall have the exclusive right to sell all advertising units in the Block except for the one (1) minute of advertising per hour that is retained by the CW affiliates. The parties agree that the advertising units in the Block shall be allocated as follows:

Advertising Time in Children’s Programming (i.e., 10.5 minutes per hour in total)	(i) 9.5 minutes per hour of national commercial time for Company (“National Commercial Time"); (ii) 1 minute per hour of local commercial time for CW affiliates
Advertising Time in All Other Programs, if any (i.e., up to 15 minutes per hour in total)	(i) no less than 12 minutes per hour of National Commercial Time; (ii) no more than 3 minutes per hour of local commercial time for CW affiliates

In the event that the amount of commercial time in Children’s Programming is increased above 10.5 minutes per hour, such additional time shall be divided pro-rata between Company and the CW affiliates. Company and The CW shall divide the National Commercial Proceeds (as defined below) from sale of National Commercial Time as is provided in Paragraph 5 below. All sales of advertising units by Company hereunder will be subject to The CW’s customary policies with regard to advertising sales which are part of The CW’s then current broadcast standards and practices.

b.         Duration of Programs/Promotional Announcements. Company agrees that except for occasional episodes of Content on the Block, the duration of the episodes within each half hour of programming on the Block shall be no less than twenty (20) minutes and thirty (30) seconds. Company, to the extent consistent with all Federal Communications Commission (“FCC”) or other federal regulations, will have the right to use, for the purpose of promoting the Block, all the time in the Block that is available for national promotional use. Company may only use such promotional time to promote viewership of the Content on The CW and associated websites, for public service announcements, and to publicize CW Programming-related contests, sweepstakes and promotions. Company’s use of such promotional time shall be subject to The CW’s then current broadcast standards and practices.

5.	Division of National Commercial Proceeds / Quarterly Guarantee Installments

a.         Division of National Commercial Proceeds. Except as provided herein, Company will pay to The CW an amount equal to 80% of the first $20,000,000 in “National Commercial Proceeds” (as defined below) during each Broadcast Year. Company will be entitled to retain an amount equal to 20% of the first $20,000,000 in National Commercial Proceeds during each Broadcast Year as its commission for the sale of such National Commercial Time. In the event that National Commercial Proceeds exceed $20,000,000 during any Broadcast Year, Company will pay to The CW an amount equal to 50% of National Commercial Proceeds in excess of $20,000,000 during any Broadcast Year and Company will be entitled to retain an amount equal to 50% of the National Commercial Proceeds in excess of $20,000,000 during any Broadcast Year as its commission for the sale of such National Commercial Time.

b.         National Commercial Proceeds. “National Commercial Proceeds” means the amount earned by Company and/or its affiliated or related companies, agents, or entities, (“Company Affiliates”) from the sale of National Commercial Time during the Block, less only: (i) any and all commissions (capped at 15%) paid or allowed to advertising and/or media buying agencies purchasing such National Commercial Time for their own account or on behalf of advertisers, (ii) any uncollectible amounts with respect to the commercial units on the Block sold by Company and/or Company Affiliates, and (iii) any actual out-of-pocket auditable cash payments that Company and/or any Company Affiliate is contractually required to refund to advertisers due to ratings deficiencies. For purposes of this Term Sheet, amounts earned by Company and/or Company Affiliates shall mean the amounts billed by Company and/or Company Affiliates for the commercial units on the Block sold by Company and/or Company Affiliates less audience deficiency units. If Company and/or any Company Affiliate uses a media buying/advertising agency to purchase any National Commercial Time on the Block, Company and/or Company Affiliates shall pay for such National Commercial Time in accordance with the rates negotiated and agreed to by Company and/or Company Affiliates and the media buying/advertising agency purchasing such National Commercial Time for Company and/or Company Affiliates, which rates are comparable to the rates Company and/or any Company Affiliate charges other clients of such media buying/advertising agency for the purchase of similar amounts of commercial time on the Block. If there is no media buying/advertising agency acting on behalf of Company and Company Affiliates purchasing such National Commercial Time on the Block at negotiated rates, then the rates for such National Commercial Time will be at the fair market value for such National Commercial Time. Except as otherwise provided herein, Company and/or Company Affiliates will bear all responsibility for all costs incurred hereunder including but not limited to costs incurred in connection with the sale of all National Commercial Time.

c.         Quarterly Guarantee Payments. Company will pay The CW a quarterly guarantee payable in installments set forth below with respect to each Broadcast Year during the Term. The quarterly guarantee installments shall be applied against The CW’s share of National Commercial Proceeds and The CW’s Merchandise Participation (as set forth below). For purposes of this Term Sheet, the total of the four (4) quarterly guarantee installments to be paid to The CW as provided below for the Broadcast Year, shall be referred to as the "Total Guarantee."

$6,750,000 – quarterly guarantee for the period from the commencement of the Broadcast Year through December 31 of such Broadcast Year, which shall be paid no later than December 31 of such Broadcast Year;

$3,000,000 – quarterly guarantee for the period from January 1 of the Broadcast Year through March 31 of such Broadcast Year, which shall be paid no later than March 31 of such Broadcast Year;

$2,700,000 – quarterly guarantee for the period from April 1 of the Broadcast Year through June 30 of such Broadcast Year, which shall be paid no later than June 30 of such Broadcast Year; and

$2,550,000 – quarterly guarantee for the period from July 1 of the Broadcast Year through the end of such Broadcast Year in the September, which amount shall be paid no later than the September 30 following the end of the Broadcast Year.

The parties acknowledge and agree that the foregoing quarterly guarantee installments may be reduced or eliminated in their entirety pursuant to the various adjustments provided for in Paragraphs 3, 5, 6 and 12 of this Term Sheet. The parties further agree that if the revised Exhibit A delivered by The CW in accordance with Paragraph 3.a. above does not satisfy the Block Clearance requirements, ab initio, the quarterly guarantee payments for the upcoming Broadcast Year may be reduced or eliminated, as the case may be, as provided herein.

d.	Reports.

(i) Within sixty (60) days after the conclusion of each of the periods set forth in subparagraph (c) of this Paragraph, Company will furnish to The CW a statement of account listing the National Commercial Proceeds earned by Company during the applicable period. Each such statement of account will in reasonable detail compute the amount due The CW for its share of said National Commercial Proceeds calculated as provided herein.

(ii) Within one hundred twenty (120) days after the end of each Broadcast Year during the Term, Company shall prepare a final accounting for the applicable Broadcast Year which shall set forth the National Commercial Proceeds received for such Broadcast Year, the amounts paid to The CW for such Broadcast Year whether in the form of quarterly guarantee installments or otherwise and the amount due The CW for such Broadcast Year. Each party shall then make any payment necessary to the other party to “settle up” the accounting for such Broadcast Year so that the split of the National Commercial Proceeds between the parties for such Broadcast Year is as set forth in Paragraphs 3, 5, 6 and 12 hereof.

For example, if Company has earned $20,000,000 in National Commercial Proceeds for the applicable Broadcast Year, the “settle up” accounting for such Broadcast Year shall compute The CW’s share of National Commercial Proceeds pursuant to Paragraph 5.a. ( 80% of $20,000,000 or $16,000,000). Since the Total Guarantee of the four (4) quarterly guarantee installments paid to The CW pursuant to this Paragraph 5.d. equals $15,000,000, Company shall make a settle up payment of $1,000,000 to The CW.

For example, if Company has earned $15,000,000 in National Commercial Proceeds for the applicable Broadcast Year but the Block Clearance was only 85% instead of the required 90%, the “settle up” accounting for such Broadcast Year shall compute The CW’s share of National Commercial Proceeds pursuant to Paragraph 5.a. (80% of $15,000,000 or $12,000,000), the reduced Total Guarantee for such Broadcast Year based on the Block Clearance being less than 90% ($15,000,000 less $2,500,000 ($250,000 for each one half of 1% that the Block Clearance is below 90%) = $12,500,000). Since The CW shall have received $15,000,000 in quarterly guarantee installments pursuant to Paragraph 5.d., The CW shall make a settle up payment of $2,500,000 to 4KAS.

(iii) No modification of the National Commercial Proceeds with regard to refunds, make-goods, or ratings short-falls will affect the quarterly guarantee payments.

e.         Audit. Company will keep and maintain accurate records of the transactions underlying the statements of account furnished to The CW. The CW will have the right to audit and make copies of the books and records of Company insofar as they relate to the National Commercial Proceeds. Such audit will take place upon not less than ten (10) business days written notice during regular office hours and not more than once per Broadcast Year. Such audit will be at the sole expense of The CW; provided, however that if such audit discloses a deficiency of 5% or more of the amount due to The CW for the period under audit, Company will pay, in addition to the deficiency, the reasonable cost for such audit (including, without limitation, travel and related expenses). This right to audit will not be extinguished by the termination or expiration of this Term Sheet.

f.         Collections. Company shall use reasonable commercial efforts to collect all National Commercial Proceeds due with respect to the sale of National Commercial Time during the Term; provided, however, that Company shall not be required to bring legal action against any advertiser, or any advertising or media buying agency to collect any National Commercial Proceeds that may be due. In the event that Company is unable to collect any National Commercial Proceeds that are due, Company shall timely notify The CW in writing of the same by delivering an accounts receivable notice (“AR Notice”) to The CW. The parties shall then discuss in good faith whether to pursue legal action against the party or parties from whom National Commercial Proceeds are due. If the parties elect to bring such legal action, the parties shall pay any legal expenses that may be incurred in collecting such National Commercial Proceeds in proportion to their percentage interests in the National Commercial Proceeds. If within ten (10) business days of The CW’s receipt of the AR Notice and all relevant information, the parties do not agree to jointly bring a collection action, then either party may individually bring such collection action. If one party elects to bring such legal action (“Litigating Party”) but the other party does not, the Litigating Party shall pay 100% of the costs and receive 100% of any recoveries. The party not electing to bring the legal action (“Non-Litigating Party”) shall cooperate fully with the Litigating Party and shall execute such documents, provide such information, give such testimony and take such other actions as may be reasonably requested by the Litigating Party. Should the Non-Litigating Party incur any out of pocket expenses in connection with cooperating with the Litigating Party, the Litigating Party shall reimburse the Non-Litigating Party for such out-of-pocket expenses. For the avoidance of doubt, any such recoveries (whether received by The CW or Company) net of out-of-pocket legal expenses incurred to collect the amount recovered from the advertiser or advertising or media buying agency, shall be deemed to be part of the National Commercial Proceeds received by The CW for purposes of determining whether the applicable Total Guarantee for the Broadcast Year has been paid to The CW.

6.	Changes in Allowable Advertising

a.	Reduction in National Commercial Time.

(i) If any federal (including without limitation FCC) law, regulation or rule or any other federal action reduces or otherwise limits the commercial advertising that can be used in any or all Children’s Programming (as defined in Paragraph 9.a. below) below the current ten and one-half (10.5) minutes per hour and such law, regulation, rule or other federal action is applicable to the Block, then, notwithstanding anything to the contrary in this Term Sheet or otherwise, if the amount of National Commercial Time in the Block is reduced, the Total Guarantee for the Broadcast Year shall be reduced as set forth in this subparagraph 6 a.(ii) for each Broadcast Year during which such reduction is in effect. Such reduction of the Total Guarantee for the Broadcast Year shall be measured from the effective date such federal limitation on the amount of commercial advertising in Children's Programming is applicable to the Block.

(ii) If the National Commercial Time is reduced as stated above to nine (9) minutes, the Total Guarantee will be reduced to $13,500,000. If the National Commercial Time is reduced to eight and one half (8.5) minutes, the Total Guarantee will be reduced to $12,000,000. If the National Commercial Time is reduced to eight (8) minutes, the Total Guarantee will be reduced to $10,000,000.

(iii) Notwithstanding the foregoing, if the National Commercial Time is reduced as stated above to less than nine (9) minutes per hour, 4KAS shall have the right upon prior written notice, to the extent that the split of National Commercial Proceeds is 80%--20% in favor of The CW, to revise the split of National Commercial Proceeds to 65%--35% in favor of The CW (subject to Paragraph 6.c. below).

(iv) If the National Commercial Time is reduced as stated above to less than eight (8) minutes per hour, Company shall in addition to the rights set forth in this Paragraph have the termination right set forth in Paragraph 12.c. below.

b.	Limitation of Categories of Permitted Advertising.

(i) If any federal (including without limitation FCC) or state or other governmental law, regulation or rule or any industry action bans, reduces or otherwise limits the categories of permitted advertising that can be broadcast in any or all Children’s Programming (collectively “Children’s Ad Limits”), and the category or categories of advertising that are banned, reduced or otherwise limited constitute more than 10% but less than 20% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year, then the parties shall negotiate in good faith an equitable reduction of the applicable Total Guarantee for the Broadcast Year to take into account the financial detriment arising from the more limited categories of advertising that may be sold for broadcast in any Children’s Programming. Such equitable reduction of the applicable Total Guarantee for the Broadcast Year shall become effective as of the date that such Children’s Ad Limits go into effect.

(ii) Notwithstanding the foregoing, if any Children’s Ad Limit bans, reduces or otherwise limits the categories of permitted advertising that can be broadcast in any or all Children’s Programming and the category or categories of advertising that are banned, reduced or otherwise limited constitute more than 20% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year, Company shall have the right, exercisable in writing, to the extent that the split of National Commercial Proceeds is 80%--20% in favor of The CW, to revise the split of National Commercial Proceeds to 65%--35% in favor of The CW (subject to Paragraph 6.c. below).

(iii) If the advertising on the Block within the category or categories of advertising that are banned, reduced, or otherwise limited by such Children’s Ad Limits exceeds 20% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year, the Total Guarantee will be reduced by one tenth of the difference between the amount of the Total Guarantee and $10,000,000 for each percentage point that the category or categories of advertising that are banned, reduced, or otherwise limited exceeds 20% of the National Commercial Proceeds earned from the Block sold during the preceding Broadcast Year.

For example, if the category or categories of advertising that are banned, reduced, or otherwise limited constitute 25% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year and the Total Guarantee is $14,000,000, the Total Guarantee will be reduced by one tenth of the difference between the amount of the Total Guarantee and $10,000,000 (i.e., $4,000,000 divided by 10 = $400,000 for each of the five (5) percentage points that the category or categories of advertising that are banned, reduced, or otherwise limited exceeds 20% of the advertising on the Block sold during the preceding Broadcast Year resulting in a reduction of $2,000,000 in the Total Guarantee to $13,000,000.

(iv) If the category or categories of advertising that are banned, reduced or otherwise limited constitute more than 30% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year, Company shall in addition to the rights set forth in this Paragraph have the termination right set forth in Paragraph 12.c. below.

(v) In the event that any Children’s Ad Limits go into effect between the date hereof and the end of the 2008/2009 Broadcast Year, the parties agree that neither the Total Guarantee of $15,000,000 applicable to the 2008/2009 Broadcast Year nor the 80%-20% split of National Commercial Proceeds in favor of The CW applicable to the 2008/2009 Broadcast Year shall be changed as a result of such Children’s Ad Limits. If the Children’s Ad Limits remain in effect as of the beginning of the 2009/2010 Broadcast Year, the parties agree that the Total Guarantee applicable to the 2009/2010 Broadcast Year and the split of National Commercial Proceeds for the 2009/2010 Broadcast Year may be adjusted pursuant to Paragraph 6.b. above by measuring the reduction in National Commercial Proceeds earned from the Block in the 2009/2010 Broadcast Year against the National Commercial Proceeds earned from advertising sold on the Block by The CW for the 2007/2008 Broadcast Year. In addition, the parties agree that for purposes of the application of the financial detriment test in Paragraph 6.c. below, the Initial Impacted Year shall be the 2009/2010 Broadcast Year and the Measuring Broadcast Year shall be The CW’s 2007/2008 Broadcast Year.Upon written request from Company, The CW shall provide Company with a schedule listing the National Commercial Proceeds earned from advertising sold on the Block by The CW for the 2007/2008 Broadcast Year.

For example: If, as of July 1, 2008, fast food advertising is banned from Children’s Programming and such fast food advertising constituted 25% of the National Commercial Proceeds earned by The CW from the Block in the 2007/2008 Broadcast Year, the Total Guarantee and split of National Commercial Proceeds for the 2008-2009 Broadcast Year shall not be affected by the Children’s Ad Limits. However, if the Children’s Ad Limits remain in effect for the 2009/2010 Broadcast Season, then subject to Paragraph 6.c., the Total Guarantee of $15,000,000 for 2009/2010 shall be reduced pursuant to Paragraph 6.b.(iii) as a result of the Children’s Ad Limits. Such reduction shall be computed by calculating one tenth of the difference between $15,000,000 and $10,000,000 = $500,000 multiplied by 5 (the difference between 25% and 20%) to yield a reduction in the Total Guarantee of $2,500,000. In addition, subject to Paragraph 6.c, the split of National Commercial Proceeds shall likewise be reduced pursuant to Paragraph 6.b.(ii) to 65%-35% in favor of The CW.

c.         Financial Impact of Changes. The parties acknowledge that the elimination of the Total Guarantee and the revision of the split of National Commercial Proceeds to 65%--35% in favor of The CW provided for in Paragraphs 3 and 6 is predicated upon the reduction in the number of minutes of commercial time per hour and/or the limits in any category or categories of available advertising on Children's Programming having an adverse financial impact on the aggregate amount of National Commercial Proceeds earned during such Broadcast Year. As part of the statement of account to be rendered by Company to The CW pursuant to Paragraph 5.d.(ii) above, Company shall also include a line item listing the aggregate amount of National Commercial Proceeds (“Aggregate Proceeds”) earned during the Broadcast Year in which either the reduction in the number of minutes of commercial time per hour and/or the limits in any category or categories of available advertising on Children's Programming went into effect (“Initial Impacted Year”) as compared with the Aggregate Proceeds earned from the Block during the immediately preceding Broadcast Year (“Measuring Broadcast Year”). If the Aggregate Proceeds earned during the Initial Impacted Year is equal to or more than the Aggregate Proceeds earned from the Block during the Measuring Broadcast Year, then notwithstanding anything herein to the contrary, the split of National Commercial Proceeds shall remain 80%--20% in favor of The CW and any reduction in the Total Guarantee resulting from the application Paragraphs 6.a.(ii) and/or 6.b.(iii) above shall be restored.

d.         Effective Date. If the reduction in the amount of commercial time on Children's Programming and/or the reduction in permitted categories of available advertising on Children's Programming does not take effect at the beginning of the Initial Impacted Year, then the reduction in the split of National Commercial Proceeds applicable to the Broadcast Year immediately succeeding the Initial Impacted Year (“Next Broadcast Year”) shall be calculated by comparing the Aggregate Proceeds earned from the Block for the Next Broadcast Year to the Aggregate Proceeds earned from the Block for the Measuring Broadcast Year. The parties shall then apply the split in National Commercial Proceeds arrived at pursuant to this Paragraph 6 to the National Commercial Proceeds earned with respect to the Next Broadcast Year.

If, for example, the effective date of the reductions is in March, 2010, the Initial Impacted Year is the 2009/2010 Broadcast Year, the Measuring Broadcast Year is the 2008/2009 Broadcast Year, and the Next Broadcast Year is the 2010-2011 Broadcast Year.

e.         Restoration. For the avoidance of doubt, in the event that there has been an reduction or elimination of the Total Guarantee and/or a change in the split of National Commercial Proceeds as provided in herein, the reduction or elimination of the Total Guarantee and/or change in the split of National Commercial Proceeds shall carry over to the succeeding Broadcast Year(s) of the Term unless as of the beginning of the applicable Broadcast Year, the reductions in (i) the Block Clearance Requirements, (ii) the amount of commercial time on Children's Programming, and/or (iii) the permitted categories of available advertising on Children's Programming which precipitated the reduction or elimination of the Total Guarantee and/or change in the split of National Commercial Proceeds have been remedied so as to equal or exceed the original benchmarks set forth in Paragraphs 3 and 4 above for items (i)-(iii) above.

7.	Launch of the Block on The CW

a.         Transitional Promotions. During July and August 2008, The CW will use promotional time during the Block to promote the Content for the 2008/2009 Broadcast Year at comparable levels to the July and August promotions on The CW for the Block for the 2007/2008 Broadcast Year. Company will produce and supply the promotional spots to The CW at Company’s sole cost and expense. During July and August of the final Broadcast Year of the Term, Company will use promotional time during the Block to promote the new programming for the following Broadcast Year at comparable levels to the July and August promotions on the Block for the final Broadcast Year. The CW will produce and supply the promotional spots to Company at The CW’s sole cost and expense.

b.         Launch Program. For each Broadcast Year, at Company’s election, Company may produce at its cost a one half-hour program promoting the Content for that Broadcast Year (“Launch Program”). Assuming timely delivery and sufficient notice of Company’s intent to produce, The CW will exhibit each Launch Program on The CW without cost to Company during the first week of September preceding the applicable Broadcast Year, at a precise date and at such specific time (other than during the Block) to be selected by The CW in consultation with the Company after taking into account the audience profile desired by Company. It is contemplated that such Launch Program shall be broadcast on The CW on Sunday between the hours of 5 p.m. and 7 p.m. or between 3 p.m. and 5 p.m. on a weekday during the first week of September. Each Launch Program, if any, shall be produced and delivered by Company pursuant to The CW’s then-current delivery requirements for half-hour prime time programs. Company shall sell the National Commercial Time in the Launch Program with the precise amount of such National Commercial Time in such Launch Program being determined based on (i) the agreement in place between The CW and its affiliates applicable to the division of commercial time for the time period when the Launch Program is broadcast and (ii) whether the Launch Program constitutes Children’s Programming. The National Commercial Proceeds shall be divided 80% to The CW and 20% to the Company. The CW’s share of Launch Program National Commercial Time will be accounted for and paid to The CW expeditiously and will not be subject to being withheld against the Total Guarantee.

c.         Promotional Spots. The CW will allocate to Company a total of thirty seconds per week in prime-time and a total of one and one half minutes per week during the weekly Monday-Friday 3 p.m.–5 p.m. time period on The CW to promote the Content and the Block. Such promotional time will be broadcast in splits and at times to be selected by The CW in consultation with the Company and taking into account the audience profile desired by Company. The CW will coordinate with Company with respect to which particular promotional spots should run in each time period designated by The CW for Company’s promotional spots. Company will produce and supply the promotional spots to The CW, at Company’s sole cost and expense.

8.	CW Services

a.         Content/Integration. Company will provide the Content to The CW, at Company’s sole cost and expense. All Content will be delivered to The CW in accordance with The CW’s standard delivery requirements (as they may change from time to time). Company will deliver all Content at least forty-eight (48) hours prior to any CW satellite transmission of the Content to affiliates. Company will also supply, in advance, a weekly master schedule (in the form attached hereto) to The CW with detailed integration instructions. Subject to timely delivery of elements, The CW will provide, at its sole cost and expense, all commercial integration services for the Block. The CW will comply with the weekly master schedule to create the integrated programming on the Block each week during the Term. The CW, at its sole cost and expense, will provide to Company all technical services necessary to uplink and transmit to The CW ’s affiliates all Content in the Block that is timely delivered by Company to The CW. The CW will also library for a period of five years from delivery all Company masters and Content elements necessary to create the Block.

b.         Broadcast Standards and Practices (“BS&P”). The CW will timely provide Company with a delivery schedule for all elements of the Block and all elements of all programming in the Block consistent with the schedule and procedures now in place at The CW for its own program schedule. Company will follow said schedule, which obligation is of the essence to this Term Sheet. The CW will review all Content to make certain that such content complies with The CW’s then current broadcast standards and practices as well as all applicable laws and regulations, including, without limitation, the Children's Television Act (“CTA”), as amended, and the regulations promulgated pursuant to the CTA.

c.         Additional Services. During the Term, The CW shall supply Company with a billing system and television ratings in accordance with the terms of an agreement to be negotiated by the parties.

9.	Program Approvals and Consultations

a.	Children’s Programming.

(i) Except as may be otherwise agreed by the parties, the programming provided by Company must be Children’s Programming (as defined below) and all Content must be provided in accordance with FCC standards for Children’s Programming as set forth in more detail in this

Paragraph. “Children’s Programming” means programming with a target audience of children ages 12 and under. All programming provided hereunder must be first rate, network quality programming and will be exclusive to The CW for broadcast television during each such Broadcast Year. The CW shall have final approval, not to be unreasonably withheld, over the selection of each series to be broadcast on the Block during the Term; provided, however, that any series broadcast on 4Kids TV on the “Fox Block” (as defined below) during the 2007/2008 Broadcast Year (including episodes from prior seasons of such series) shall be deemed approved by The CW for broadcast on the Block during the Term. The approval mechanism, including the procedure for dealing with any dispute, will be negotiated in good faith. The parties acknowledge and agree that there will be a substantial amount of “first run” Children’s Programming broadcast on the Block during peak periods of advertising demand such as the “hard eight” and pre-Easter. The parties acknowledge and agree that Company shall be broadcasting reruns of Content and may be broadcasting programs from Company’s library that have not been broadcast on 4Kids TV on the Fox Block during the 2007/2008 Broadcast Year (“Company Library Programming”) on the Block in accordance with customary scheduling practices for Children’s Programming. Company shall consult with The CW with respect to the scheduling of Company Library Programming on the Block. The CW shall have the right to approve or disapprove Company Library Programming broadcast on the Block during the Term, such approval not to be unreasonably withheld or delayed.

(ii) 2008/2009 Broadcast Year. Company has advised The CW that Fox Broadcasting Corporation ("Fox") has exercised its option to require Company for the 2008/2009 Broadcast Year to program and sell national commercial inventory on the four-hour block of children's programming telecast principally on Saturday mornings on Fox (“Fox Block”) for the 2008/2009 Broadcast Year. Company agrees that during the 2008/2009 Broadcast Year, Company shall not broadcast on The CW any of the same series that Company is broadcasting on the Fox Block during the 2008/2009 Broadcast Year. Beginning in the 2009/2010 Broadcast Year, Company shall not provide any other over the air television broadcaster with a 4Kids-branded linear block of Children's Programming unless Company has received the approval of The CW, such approval not to be unreasonably withheld or delayed.

b.         Stripping. Notwithstanding anything herein to the contrary, Company will have the right to license any series of Children’s Programming debuting on the Block to any cable or satellite programming service, provided that no episodes of any series of Children’s Programming debuting on the Block may be licensed before the earlier of (i) the transmission by The CW of twenty-six (26) episodes of such series debuting on the Block, or (ii) six (6) months after the debut of such series on the Block. Any such license of any series of Children’s Programming debuting on the Block shall provide that no episodes of such series may be transmitted between midnight Friday and noon Sunday. For the avoidance of doubt, the foregoing limitations on stripping shall not apply to any series of Children’s Programming that is broadcast on the Block during the Term but that did not debut on the Block. Company shall consult in good faith with The CW with respect to the stripping of any series of Children’s Programming on the Block on any cable or satellite programming service, which stripping is scheduled to begin prior to the end of the Broadcast Year in which the first episodes of such series debuted on the Block.

c.         Other Programming. Company shall have the right to suggest Content for the Block that is not Children’s Programming, including without limitation “specials” and teen programming (collectively “Other Programming”). The CW will consider in good faith such Other Programming suggested by Company. Any such Other Programming shall be subject to the prior written approval of The CW. If The CW approves such Other Programming for the Block, the commercial inventory split for such Other Programming shall be as set forth in Paragraph 4.a. above and the split of national Commercial Proceeds from such Other Programming shall be as set forth herein in Paragraph 4.a. above.

d.         E/I Programming. In the event that three (3) hours of educational or informational programming (“Core Programs”) are required by the CTA or one (1) hour is required by The CW’s agreements with its affiliates, Company will include in the Block at least one (1) hour of programming that qualifies as “Core Programs” per week throughout each Broadcast Year. The Core Programs shall be of first-class network quality, with production values consistent with other Core Programs exhibited on The CW in the 2007/2008 Broadcast Year. The CW has an existing procedure set in place with regard to the certification of the educational/informational programming that will appear on The CW and Company agrees to utilize that procedure, about which Company will be fully informed and advised. Company shall use reasonable commercial efforts to cause up to an additional one half-hour of Children’s Programming to be broadcast on the Block to qualify as Core Programs, it being agreed and understood that Company’s inability to qualify such additional one half-hour of Children’s Programming to be broadcast on the Block to qualify as Core Programs shall not constitute a breach of this Term Sheet. Should Company and The CW be unable to reach agreement on the certification of any specific programming as E/I, the series listed in Exhibit “B” attached hereto are deemed approved by the parties as E/I.

e.         Consultant. The CW will, in consultation with Company, have the right to engage an executive to monitor and approve programming elements. Such engagement will commence at the start of the 2008/2009 season. All salary connected with the engagement of the executive chosen hereunder will be split 50/50 between The CW and Company, up to a maximum contribution by Company of $50,000 per Broadcast Year, payable quarterly. The CW shall provide Company with a copy of any agreement or other documentation setting forth the salary payable to such executive charged with monitoring or approving programming elements for the Block. The CW shall also invoice Company quarterly for the portion of the Company’s share of the salary due for services rendered by such executive during the previous quarter.

f.         Block Name. The name(s) of the Block and all marks to be used in connection therewith are subject to consultation with The CW and The CW’s prior approval, which will be made in a timely fashion. Without limitation to the foregoing, The CW will have the right to include a presentation credit within the name of the Block in such size, style of type, color, placement and form as The CW elects from time to time, in its sole discretion. The name “Kids’ WB!” and all marks and indicia thereof will not be used in any form. Following the end of the Term, the right to the name “The CW” and all marks and indicia thereof will revert to The CW and Company will have no rights thereto. The CW hereby approves including “4Kids TV” in the name of the Block.

g.         BS&P Approval Rights. All Content will conform to The CW’s broadcast standards and practices and will comply with all applicable laws and regulations. The CW will have the right to approve all Content in the Block with respect to The CW’s clearance policies relating to promotion and advertising and to The CW’s other operating policies (as The CW may change any of the foregoing from time to time) (“The CW’s BS&P Approval Rights”). If The CW disapproves of any portion of any Content with respect to any of the above-listed matters, then Company will edit the applicable Content segments or submit substitute Content until such time as The CW has approved Content sufficient to fill the entire Block. All decisions of the CW’s BS&P department may be unilaterally executed by The CW if required by time exigencies. Subject to the foregoing CW BS&P Approval Rights and the terms and conditions set forth herein, Company shall have the exclusive right to program the Block (including, without limitation, all Content and scheduling, and the selection and scheduling of promotional announcements, contests, sweepstakes and promotions), and to produce a Launch Program for each Broadcast Year. Subject to The CW’s BS&P Approval Rights, 4KAS shall have the right to sell the National Commercial Time in the Block.

h.         Legal Compliance. Company represents and warrants that during the Term, all Company and third-party Content-related websites, and all activities related thereto (including without limitation, the promotional and advertising content, promotions and sweepstakes) shall be in compliance with the CTA, the Children’s On-line Privacy Protection Act (“COPPA”) and all other applicable laws and governmental rules and regulations.

10.	CW Legacy Programming

Within thirty (30) days after signature of this Term Sheet, The CW will provide to Company a summary of the terms and conditions of its agreements with respect to (i) television series (other than television series produced by Warner Bros. Animation) that The CW intends to broadcast in the Block during the 2007/2008 Broadcast Year to which The CW will have rights during the Term, and (ii) television series that The CW is developing for the 2008/2009 Broadcast Year (collectively "CW Series"). The CW hereby grants to the Company the right to include CW Series in the Block in accordance with the terms and conditions of its license agreements. No CW Series produced by Warner Bros. Animation will be included in this grant of rights. In the event that The CW has already paid a license fee with respect to such CW Series and The CW license fee permits additional broadcasts of such CW Series during the Term, The CW will make such CW Series available to Company free of charge. In the event that The CW is required to pay an additional license fee for the right to broadcast such CW Series in the Block during the Term, The CW will so notify Company in writing of the same (including the amount of such fee and the number of runs). Company will have the right to require The CW to pay such additional license fee for the right to broadcast such CW series in the Block by notifying The CW in writing of the same. In such event, Company will pay, or reimburse The CW, for the cost of the license of rights to such CW Series. If The CW has the option to order additional episodes of any CW Series or the option to extend the term of the license to The CW of the rights to such CW Series, The CW will advise Company in writing of the same. Company will have the right to require The CW to exercise its option to order such additional episodes or extend the term of license by notifying The CW in writing of the same. In such event,

The CW will exercise its option and Company will promptly pay, or reimburse, The CW, for the cost of such additional episodes or the extension of the term of license with respect to such CW Series.

11.	Merchandising Participation

a.         CW Merchandising Participation. Company will pay The CW a percentage of Company’s share of the advances, royalties, and minimum guarantees received by Company from the exploitation in the Territory of U.S. merchandising rights to the Content broadcast for no less than thirteen (13) weeks on the Block during any Broadcast Year (“Broadcast Year Royalties”), as follows:

Company’s Share of Broadcast Year Royalties	CW percentage of Company’s Share of Broadcast Year Royalties
$0 - $16,000,000	0%
$16,000,001 - $25,000,000	5%
$25,000,001-$50,000,000	10%
$50,000,001 -	15%

For purposes of this Term Sheet, Broadcast Year Royalties shall include 5% of the amount of net advertising revenues (net of agency’s commissions) earned by Company and/or affiliates (net of participations payable by Company or affiliates to unaffiliated third parties, including, without limitation, licensors or grantors to Company of various rights to the Content broadcast on the Block) from Internet sites specifically dedicated to the Content broadcast on the Block during any Broadcast Year or from those portions of general internet sites (e.g., www.4Kids.TV) specifically dedicated to Content broadcast on the Block during any Broadcast Year; provided, however, that the foregoing shall not apply to net advertising revenues from websites devoted to multiplayer game play such as www.chaoticgame.com (the website where users can play the Chaotic trading card game online). For purposes of this Term Sheet, the term "merchandising rights" shall mean any product upon which any copyright or trademark contained in any series broadcast on the Block may be used or affixed, including, but not limited to: all items of wearing apparel, hats, shirts, jackets, shoes, toys, games, board games, toy figurines, stationery, “back-to-school” products, back packs, lunch boxes, portfolios, pendants, banners, confectionary items, video games, hand-held video games, computer games, cellular phone wallpaper and ring tones, published materials and premiums and promotional items. For the avoidance of doubt, the term "merchandising rights" does not include motion picture rights, television rights, home-video rights, Internet rights (except as provided above) or cell phone rights (other than ring tones and wallpaper) to the series in any and all formats, including, without limitation, video on demand, Internet streaming of Content to personal computers or cell phones, whether now known or hereafter invented. The parties acknowledge that "merchandising rights” subject to this Term Sheet are limited to such "merchandising rights" actually represented by Company as merchandise licensing agent or controlled by Company as licensor for, and/or licensee of, any series broadcast on the Block.

Any amounts due the CW pursuant to this Paragraph 11.a. shall be reduced by any CW Series

Royalties (net of participations payable by The CW or affiliates to unaffiliated third parties) as is provided below in Paragraph 11.b. For purposes of this Paragraph 11 only, the Broadcast Year shall be deemed to start on October 1 of the applicable Broadcast Year and to conclude on the following September 30. For the avoidance of doubt, Company’s share of Broadcast Year Royalties shall be net of participations payable by Company or affiliates to unaffiliated third parties, including, without limitation, licensors or grantors to Company of various rights to the Series broadcast on the Block. The Company’s share of Broadcast Year Royalties shall be calculated for each Broadcast Year and not on a cumulative basis. The CW’s percentage of Company’s share of Broadcast Year Royalties shall be computed based on the amounts that fall within the range of Company’s share of Broadcast Year Royalties set forth in the above table. For example, if in a Broadcast Year, Company’s share of Broadcast Year Royalties totals $30 million, The CW shall receive 0% of the first $16 million, 5% of $16,000,001-$25,000,000 of Company’s share of Broadcast Year Royalties or $450,000 and 10% of Company’s share of Broadcast Year Royalties between $25,000,001 and $30 million or $500,000.

b.         CW Series Royalties. If Company broadcasts any CW Series on the Block, and by virtue of Company’s broadcast of such CW Series on the Block, The CW receives any merchandise or other royalties from the CW Series with respect to such Broadcast Year (“CW Series Royalties”), the amount of such CW Series Royalties (net of participations payable by The CW or affiliates to unaffiliated third parties) will be deducted from any payments due from Company to The CW pursuant to this Paragraph 11 with respect to the corresponding Broadcast Year.

c.         Company Series. Notwithstanding anything herein to the contrary, Company’s Royalties from series previously broadcast by Company on 4Kids TV on Fox will be considered Company’s Broadcast Year Royalties hereunder only to the extent such Company Royalties during any Broadcast Year during the Term exceed a baseline of Company’s Royalties from such series during the last Broadcast Year that such series has been broadcast by Company on 4Kids TV on Fox.

d.         Related Party Transactions. If Company is acting as both a licensor and a manufacturer/owner of the product or service, then an imputed royalty will be recognized for purposes of determining The CW’s participation. The imputed royalty will be the Company’s share of the customary royalty for a similar product for a similar property. Company will give prior notice to The CW of all such arrangements.

e.         Total Guarantee Shortfall. Notwithstanding anything herein to the contrary, in the event that the Total Guarantee received by The CW with respect to any Broadcast Year during the Term exceeds the amount payable to The CW pursuant to Paragraph 5.a. above (“Total Guarantee Shortfall”), then any amounts payable by Company to The CW in respect of The CW's merchandising participation for that Broadcast Year pursuant to this Paragraph 11 will be reduced by the amount of such Total Guarantee Shortfall.

For example, if Company earns National Commercial Proceeds of $18,000,000 with respect to a Broadcast Year, Company has paid a Total Guarantee of $15,000,000 to The CW and Company’s share of Broadcast Year Royalties is $20,000,000, then the Total Guarantee of $15,000,000 paid to The CW will have exceeded the amount payable to The CW pursuant to Paragraph 5.a. ($18,000,000 multiplied by 80%= $14,400,000) by $600,000 thus yielding a Total Guarantee Shortfall. The CW’s merchandising participation for that Broadcast Year pursuant to this Paragraph 11 would ordinarily be 5% of $4,000,000 or $200,000. However, since there is a Total Guarantee Shortfall of $600,000, the amount payable to The CW as its merchandising participation for such Broadcast Year shall be reduced by the Total Guarantee Shortfall of $600,000. Thus, in such Broadcast Year, The CW shall not receive any payment of any portion of Company’s share of Broadcast Year Royalties.

f.         Company Statements/Audit. Company shall render a statement of account to The CW with respect to such Company share of Broadcast Year Royalties within ninety (90) days following the end of the applicable Broadcast Year. Company will keep and maintain accurate records of the transactions underlying the statements of account furnished to The CW. The CW will have the right to audit and make copies of the books and records of Company insofar as they relate to this Paragraph. Such audit will take place upon not less than ten (10) business days written notice during regular office hours and not more than once per broadcast year. Such audit will be at the sole expense of The CW; provided, however that if such audit will disclose a deficiency of 5% or more of the amount due to The CW for the period under audit, Company will pay, in addition to the deficiency, the reasonable cost for such audit (including, without limitation, travel and related expenses). This right to audit will not be extinguished by the termination or expiration of this Term Sheet.

g.         The CW Statements/Audit. The CW shall render a statement of account to Company with respect to such CW Series Royalties within ninety (90) days following the end of the applicable Broadcast Year. The CW will keep and maintain accurate records of the transactions underlying the statements of account furnished to Company with respect to CW Series Royalties. Company will have the right to audit and make copies of the books and records of The CW insofar as they relate to this Paragraph. Such audit will take place upon not less than ten (10) business days written notice during regular office hours and not more than once per broadcast year. Such audit will be at the sole expense of Company; provided however, that if such audit discloses a deficiency of 5% or more of the amount to be credited to Company for the period under audit, The CW will pay, in addition to the deficiency, the reasonable cost for such audit (including, without limitation, travel and related expenses). This right to audit will not be extinguished by the termination or expiration of this Term Sheet.

h.         Merchandising Settle Up. Within one hundred twenty (120) days following the end of the applicable Broadcast Year, Company shall make payment to The CW for any amounts due The CW pursuant to this Paragraph 11 after giving effect to any adjustments that may be required pursuant to Paragraphs 11.b. and 11.e. above.

12.	Termination.

a.         Insolvency. Upon one month's notice and to the extent permitted by law, either Company or The CW may terminate this Term Sheet if a petition in bankruptcy is filed by or on behalf of the other or if the other otherwise takes advantage of any insolvency law, or an involuntary petition in bankruptcy is filed against the other and not dismissed within thirty (30) days thereafter, or if a receiver or trustee of any of the other’s property is appointed at any time and such appointment is not vacated within thirty (30) days thereafter.

b.         Material Breach. In the event that a party (the “Non-breaching Party”) believes that the other party (the “Breaching Party”) is in breach of any of the material terms and conditions of this Term Sheet, then the Non-breaching Party shall give notice to the Breaching Party of the particulars of the alleged breach. The Breaching Party shall have a period of fifteen (15) business days after receipt of the notice to cure the breach. In the event that the breach is not cured within such fifteen (15) business day period, then the Non-breaching Party may institute the following dispute resolution procedures:

(i) Within five (5) business days following the end of the fifteen (15) business day cure period, each of Company and The CW shall each designate up to three senior executives (collectively referred to as “Senior Executives”) to meet in person, or telephonically, to attempt to negotiate a resolution of the breach. If after fifteen (15) business days of negotiation, the Senior Executives fail to resolve the issue concerning the breach, then within five (5) business days, the issue will be submitted for Mediation administered by JAMS under its Commercial Mediation Procedures. In the event that the issue is not resolved by Mediation, then the issue will be submitted within five (5) business days to final and binding arbitration. The arbitration shall be initiated and conducted according to either the JAMS Streamlined (for claims under $250,000) or the JAMS Comprehensive (for claims over $250,000) Arbitration Rules and Procedures, except as modified herein, including the Optional Appeal Procedure. If Company is the Breaching Party, the arbitration shall take place at the Los Angeles office of JAMS, or its successor in effect at the time the request for arbitration is made. If The CW is the Breaching Party, the arbitration shall take place at the New York office of JAMS in effect at the time the request for arbitration is made (the “Arbitration Rules”). The arbitration shall be conducted in the venue determined as provided above before a single neutral arbitrator appointed in accordance with the Arbitration Rules. The Arbitrator shall follow state law of the venue in which the arbitration is taking place of (" Arbitration Venue") and the Federal Rules of Evidence in adjudicating the Dispute. The parties waive the right to seek punitive damages and the arbitrator shall have no authority to award such damages. The arbitrator will provide a detailed written statement of decision, which will be part of the arbitration award and admissible in any judicial proceeding to confirm, correct or vacate the award. Unless agreed otherwise, the neutral arbitrator and the members of any appeal panel shall be former or retired judges or justices of any state or federal court with experience in matters involving the entertainment industry.

(ii) If any party refuses to perform any or all of its obligations under the final arbitration award (following appeal, if applicable) within thirty (30) days of such award being rendered, then the other parties may enforce the final award in any court of competent jurisdiction in the Arbitration Venue . The party or parties seeking enforcement shall be entitled to an award of all costs, fees and expenses, including reasonable outside attorneys’ fees, incurred in enforcing the award, to be paid by the party against whom enforcement is ordered. In the event that termination of the Term Sheet ordered as a result of the expedited commercial arbitration, then such termination may only take place effective at the end of the Broadcast Year.

c.	Change in Advertising Regulations.

(i) If any federal (including without limitation FCC) law, regulation or rule or any other federal action reduces or otherwise limits the amount of commercial advertising that can be sold in any or all Children’s Programming such that after the pro-rata reduction of the total commercial time provided for in Paragraph 6.a. above, the National Commercial Time is less than eight (8) minutes per hour, then in addition to the rights and remedies that Company has pursuant to Paragraph 6.a. above, Company shall also have the right to terminate this Term Sheet by delivering a written notice of termination to the CW. Such notice of termination shall be effective as of the date set forth therein; provided, however, that the effective date of any termination may not be earlier than the effective date of the change in advertising regulations and may not be earlier than the end of the then applicable Broadcast Year.

(ii) If any Children’s Ad Limit bans, reduces or otherwise limits the categories of permitted advertising that can be broadcast in any or all Children’s Programming, and the category or categories of advertising that are banned, reduced or otherwise limited constitute more than 30% of the National Commercial Proceeds earned from the Block during the preceding Broadcast Year, then in addition to the rights and remedies that Company has pursuant to Paragraph 6.b. above, Company shall also have the right to terminate this Term Sheet by delivering a written notice of termination to The CW . Such notice of termination shall be effective as of the date set forth therein; provided, however, that the effective date of any termination may not be earlier than the effective date of the change in advertising regulations and may not be earlier than the end of the then applicable Broadcast Year.

d.         CW Termination Right. If after any reduction or elimination of the Total Guarantee or the split of National Commercial Proceeds hereunder and the share of National Commercial Proceeds paid by Company to The CW is less than $10,000,000 in any Broadcast Year, The CW will have the right to terminate this Term Sheet by delivering a written notice of termination to Company. Such notice of termination shall be effective as of the date set forth therein; provided, however, that the effective date of any termination may not be earlier than the effective date of the change in advertising regulations and may not be earlier than the end of the then applicable Broadcast Year. Notwithstanding the foregoing, if The CW exercises it right of termination pursuant to this Paragraph 12 d., Company shall have ten (10) business days within which to pay The CW the difference between $10,000,000 and the share of National Commercial Proceeds paid by Company to The CW with respect to such Broadcast Year (“Makeup Payment”). If Company pays The CW the Makeup Payment within said ten (10) business days period, The CW’s notice of termination shall be null and void and this Term Sheet shall continue in full force and effect.

e.         Financial Impact of Changes. The parties acknowledge that the termination of this Agreement by Company pursuant to Paragraph 12.c. above is predicated upon the reduction in the number of minutes of commercial time per hour and/or the limits in any category or categories of available advertising on Children's Programming having an adverse financial impact on the aggregate amount of National Commercial Proceeds earned during such Broadcast Year. The parties, therefore, agree that if in any Broadcast Year in which Company would have a right of termination pursuant to Paragraph 12.c., the Aggregate Proceeds earned during the Initial Impacted Year are not materially less than the Aggregate Proceeds earned from the Block during the Measuring Broadcast Year, then notwithstanding anything herein to the contrary, Company shall not have the right to terminate this Term Sheet.

f.         Effect of Termination. In the event that either party exercises its right of termination pursuant to this Paragraph 12 and The CW notifies Company in writing that The CW wishes to continue to broadcast Children's Programming from the effective date of termination for one (1) or more Broadcast Years through the end of the Term, then Company and The CW shall negotiate in good faith the terms and conditions pursuant to which Company shall provide Content and/or advertising sales services for the Block for at least one (1) additional Broadcast Year after the effective date of termination of this Term Sheet.

13.	Representations and Warranties

a.         Company’s Representations and Warranties. In addition to the representations and warranties of Company set forth herein, Company further represents and warrants that:

(i) Company has the full right and authority to enter into this Term Sheet, to provide the Content to The CW and to otherwise completely perform under this Term Sheet. Company is not aware of any existing, potential, or threatened claims or litigation which could affect or impair the right of Company to provide the Content to The CW or to fully exploit all rights to the Content as permitted hereunder or for Company to sell the National Commercial Time on the Block during the Term.

(ii) Company controls all rights of any nature whatsoever that are or may be necessary for Company to permit The CW to exercise all rights granted hereunder, and to allow The CW to transmit or otherwise exhibit, market, exploit, and promote the Block. In this regard, the Content is either original with Company, or Company has licensed or otherwise acquired all rights (including without limitation any copyrights, trademarks and/or other intellectual property rights) that are or may be necessary for the grant of the license to The CW and the exploitation of such rights by The CW as contemplated by this Term Sheet.

(iii) Subject to Paragraph 13.g. below, The CW’s transmission or other exhibition, marketing, exploitation, or promotion of the Block will not infringe the property or personal rights of any third-party, nor violate any law or regulation.

(iv) Company has not provided or promised and Company shall not provide or promise during the Term any inappropriate or unlawful direct or indirect payment, bribe or other benefit to any official or employee of (or any person acting in an official capacity for or on behalf of) any government (including any department or agency), or other state-owned or administered entity, public international organization, political party (or candidate or member of such party), in order to affect the exercise of official discretionary authority in relation to the Content, The CW, or any matter covered by this Term Sheet.

(v) Company will conform to the requirements of Section 507 of the Federal Communications Act (47 U.S.C. §508) concerning broadcast matter and disclosures required thereunder, insofar as that Section applies to persons furnishing program material for television broadcasting. Company agrees that, without the approval of The CW's Broadcast Standards and Practices Department, no program will include any matter for which any money, service or other valuable consideration is directly or indirectly paid, or promised to, Company by a third-party, or accepted from or charged to a third-party by Packager. Company will exercise reasonable diligence to inform its employees, and other persons with whom they deal directly in connection with the Content, of the requirements of Section 507; provided, however, that no act of any such employee or of any independent contractor connected with any of the Content, in contravention of the provisions of Section 507, will constitute a breach of the provisions of this Paragraph unless a director, officer, or senior executive of Company has notice thereof and fails promptly to disclose such act to The CW. As used in this Paragraph, the term "service or other valuable consideration" will not include any service or property furnished without charge or at a nominal charge for use in, or in connection with, any of the Content "unless it is so furnished in consideration for an identification in a broadcast of any person, product, service, trademark, or brand name beyond an identification which is reasonably related to the use of such service or property on the broadcast", as such terms are used in Section 507.

b.         Company Indemnity. Subject to Paragraph 13.g. below, Company will indemnify, defend and hold harmless The CW, its joint venturers and their affiliates, and their officers, directors, employees and agents (collectively “The CW Indemnitees”) from and against any and all claims, liabilities, suits, losses, damages, and expenses (including reasonable outside attorneys' fees) brought by third parties against any of The CW Indemnitees arising out of or relating to any breach or alleged breach by Company and/or affiliates of any of its/their duties, obligations, representations and warranties set forth herein.

c.         CW Representations. In addition to the representations and warranties set forth herein, The CW further represents and warrants that:

(i) It is authorized to enter into this Term Sheet; and

(ii) No content supplied by The CW to be transmitted on the Block will infringe upon or violate any copyrights, trademarks and/or other intellectual property rights of any third party.

d.         CW Indemnity. Subject to Paragraph 13.g. below, The CW will indemnify, defend and hold harmless Company and its affiliates (including, without limitation, 4KAS), and their officers, directors, employees and agents (collectively “Company Indemnitees”) from and against any and all claims, liabilities, suits, losses, damages, and expenses (including reasonable outside attorneys' fees) brought by third parties against any of the Company Indemnitees arising out of or relating to any breach or alleged breach by Company and/or affiliates (including, without limitation, 4KAS), of any of its/their duties, obligations, representations and warranties set forth herein.

e.         Defense. Upon notice from the indemnified party, the indemnifying party will undertake the defense of any such claim or suit subject to the indemnifications as set forth above. In such event, the indemnified party will have the right to:

(i) approve the attorney selected by the indemnifying party, such approval not to be unreasonably withheld;

(ii) be kept informed at all times about such claim or suit; and

(iii) approve any settlement offer or agreement (other than one solely for money damages where the indemnifying party pays the full amount of such settlement), such approval not to be unreasonably withheld.

The indemnified party will have the right to retain its own counsel in connection with any claim or suit brought or made as set forth hereinabove, provided that in such event, the indemnified party will pay its own legal expenses in connection therewith.

f.         Music. With respect to all music used in the Content, Company warrants and represents that Company, at its own expense, will have obtained all necessary synchronization, master use, non-dramatic performing rights, and any other applicable rights in each musical composition for the exploitation of the Content contemplated hereunder; provided, however, that Company need not obtain non-dramatic performing rights in any musical composition during any period in which agreements with music performing rights societies (i.e., ASCAP, BMI, and SESAC) licensing such non-dramatic performing rights in such musical compositions will cover a majority of commercial television stations licensed by the Federal Communications Commission. With respect to all music used in the Content, including, without limitation, music not originally created for the Content, Company will obtain the right to use such music for the purpose of advertising and promotion of same; and, with respect to music synchronization licenses, the license obtained by Company will include the right to use the music with other footage from the Content (i.e., "out of context") for the purpose of advertising and promotion of the Content.

g.         Regulatory Issues. Notwithstanding anything herein to the contrary and for the avoidance of doubt, in the event that any of Company’s websites relating to Content being telecast on the Block do not comply with the CTA and the regulations promulgated thereunder or any other laws or regulations, Company shall indemnify The CW Indemnitees against such claims in accordance with the provisions of this Paragraph 13.b. In the event that any of Company’s Content that is broadcast on the Block that has been reviewed and approved by The CW’s broadcast standards and practices does not comply with the CTA and the regulations promulgated thereunder or any other laws or regulations, The CW shall indemnify the Company Indemnitees against such claims in accordance with the provisions of this Paragraph 13.d.

14.	Errors and Omissions Insurance

During the Term, each party will obtain and maintain, at its own expense, errors and omissions insurance from an insurance company maintaining at least an “A” rating providing adequate protection against any claims, liabilities, suits, losses, damages and expenses arising out of or relating to the Content, in the amount of at least $5,000,000 per incident or occurrence, with a reasonable deductible. Such insurance will remain in full force during the Term and for a period of three years thereafter. Each party will name the other as an “additional insured” under such party’s errors and omissions insurance. Each party will provide the other with thirty (30) days prior written notice of any termination of such party’s errors and omissions insurance coverage. If requested by the additional insured party in writing, the named insured party will provide the additional insured party with a certificate of insurance confirming that such party is an “additional insured” under the named insured party’s errors and omissions insurance coverage.

15.	Notices

All notices and statements required under this Term Sheet will be in writing addressed to the parties at the addresses above, unless notification of a change of address is given in writing. All notices will be sent by (i) registered mail, return receipt requested, (ii) overnight courier (e.g. Express Mail, Federal Express); or (iii) telefax or e-mail with a follow up copy by regular mail. All statements of account may be sent by regular mail. The date of mailing will be deemed the date the notice or statement is received by a party.

16.	Relationship Between The Parties

No party will represent itself as the agent or legal representative of the other party for any purpose whatsoever, and no party will have the right to create or assume any obligation of any kind, express or implied, for or on behalf of the other party in any way whatsoever. This Term Sheet will not create or be deemed to create any agency, partnership, or joint venture between the parties.

17.	Assignment

a.          Assignment. Except as provided herein, neither this Term Sheet nor the rights granted in this Term Sheet may be sold, assigned, delegated, sublicensed or otherwise transferred or encumbered, in whole or in part, including without limitation, by operation of law, by either party without the prior written consent of the non-assigning party, which consent may be withheld by the non-assigning party in its sole discretion.

b.	Permitted Assignments.

(i) Notwithstanding anything herein to the contrary, The CW may assign this Agreement to either of its partners or entities affiliated with or subsidiary to its partners.

(ii) In the event that the business of the Company is acquired by a third party, whether by merger, sale of stock, sale of assets or otherwise, such transaction shall not be deemed to be an assignment requiring notice to, and the prior written consent of, The CW pursuant to this Paragraph 17 unless the business of Company is acquired by a Competitor of The CW (as defined below), in which case, this Term Sheet may not be assigned, whether by operation of law or otherwise, without the prior written consent of The CW, which consent may be withheld by The CW, in its sole discretion. For purposes of this Term Sheet, the term “Competitor” shall mean any company that is the owner of broadcast television networks or cable television networks. Any attempted sale, assignment, delegation, sublicense or other transfer or in violation of the provisions of this Paragraph 17 shall be deemed null and void, and of no effect. Subject to the restrictions against assignment provided above, this Term Sheet shall be binding upon and inure to the benefit of the parties, their successors and assigns.

18.	Confidentiality

Company and The CW will keep, and will each ensure that its respective officers, directors, agents, employees and any third party to whom it discloses any terms of this Term Sheet, as permitted, will keep secret and confidential the terms and conditions set forth in this Term Sheet. Neither Company nor The CW will, without the prior written consent of the other, disclose the terms and conditions set forth in this Term Sheet to any third party (other than to its outside legal and financial representatives). Notwithstanding anything herein to the contrary, the parties acknowledge that both Company and the joint venturers of The CW are public companies or affiliates of public companies that are obliged under the securities laws to make public disclosure, from time to time, of material information and that such material information may include certain information contained in this Term Sheet. In the event that either party, in the judgment of its outside SEC counsel, is required to disclose any information contained in this Term Sheet, the disclosing party will promptly notify the other party in writing. The disclosing party will provide the other party with the proposed text of any proposed written disclosure regarding information contained in this Term Sheet for comment by the other party. The disclosing party will make any reasonable changes that the other party may require in any written disclosure of information contained in this Term Sheet, it being understood, however, that the final text of any such disclosure will be determined by the disclosing party’s outside SEC counsel based on the disclosure requirements of the securities laws. The CW and Company will mutually approve a press release to announce this Term Sheet.

19.	Attorneys’ Fees

In the event that there is any dispute or litigation between the parties pursuant to this Term Sheet, the parties agree that the prevailing party in any such dispute will be entitled to recover from the losing party the prevailing party’s reasonable outside attorneys’ fees arising from such dispute or litigation.

20.	Entire Agreement

This Term Sheet together with any other signed writings by the parties dated on or after the date of this Term Sheet relating to the subject matter hereof is intended by the parties as a final and complete expression of their agreement with respect to the subject matter hereof, and supersedes any and all prior and contemporaneous agreements, representations and understandings relating to it.

21.	Modification and Waiver

This Term Sheet may not be modified and none of its terms may be waived, except in writing signed by all of the parties. The failure of any party to enforce, or the delay by any party in enforcing, any of its rights will not be deemed a continuing waiver or a modification of this Term Sheet.

22.	Severability

If any part of this Term Sheet will be declared invalid or unenforceable by a court of competent jurisdiction, it will not affect the validity of the balance of this Term Sheet.

23.	Governing Law/Jurisdiction

The parties agree that should any litigation be brought by The CW against Company that is not subject to arbitration as provided above in Paragraph 12, such litigation will be brought in the State Courts situated in New York, New York, or in the United States District Court located in New York, New York and will be governed by the laws of the State of New York as to all matters, without giving effect to the principles of conflicts of law. The parties agree that should any litigation be brought by the Company against The CW that is not subject to arbitration as provided above in Paragraph 12, such litigation will be brought in the State Courts situated in Los Angeles, California, or in the United States District Court located in Los Angeles, California and will be governed by the laws of the state of California as to all matters, without giving effect to the principles of conflicts of law. The foregoing consent to jurisdiction and appointment of agent for service of process will not constitute a general consent to service of process by either party for any purpose except as provided in this Paragraph.

24.	Counterparts

Counterpart copies of this Term Sheet may be executed for the convenience of the parties, and each counterpart will de deemed to be an original instrument.

25.	Paragraph Headings

The headings of the Paragraphs are for convenience only and in no way limit or affect the provisions hereof.

26.	Force Majeure

Company will not be liable for failure to make available any programming or any portion thereof, and The CW will not be liable for failure to transmit any such programming or any portion thereof, by reason of any act of God, equipment failure, action or claims by any third person, labor dispute, law, governmental regulation or order, or other cause beyond either party's reasonable control.

27.	Effectiveness

This Term Sheet shall be effective on the earlier of (i) seven (7) days after its full execution by the parties, or (ii) the date mutually agreed upon by the parties.

IN WITNESS WHEREOF, the parties have executed this Term Sheet as of the 26th day of September, 2007.

4KIDS ENTERTAINMENT, INC.	THE CW NETWORK, LLC

By: /s/ Samuel R. Newborn	By: /s/ John D. Maatta

Its: Execuvtive VP	Its: COO